EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

COMMERCIAL BANCSHARES, INC.

Subsidiary	State of Incorporation	Percentage of Securities owned

The Commercial Savings Bank	Ohio	100% by the Corporation

Commercial Financial and	Ohio	100% by the Corporation
Insurance Agency, Ltd.

The principal office of both The Commercial Savings Bank and Commercial Financial and Insurance Agency, Ltd. is located in Upper Sandusky, Ohio.